FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended December, 2011

 ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)
Brendan Brennan, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
0011-353-1-291-2000
(Name, telephone number, email and/or facsmile number and address of Company contact person)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes___X___                           No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes______                              No___X___
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes______                              No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______                           No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82     N/A

EXHIBIT LIST

Exhibit	Description

99.1	Icon plc announcement issued December 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ICON plc

Date:	December 30, 2011	/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer